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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

  X  ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE
-----
ACT OF 1934 [FEE REQUIRED]



                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR



___ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE   SECURITIES EXCHANGE

ACT OF 1934 [NO FEE REQUIRED]


For the transition period from ____________ to _______________


                         Commission file number 1-14762

                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

                            The ServiceMaster Company
                              One ServiceMaster Way
                          Downers Grove, Illinois 60515





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                                       1

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and Plan administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN




By:_____________________________________________________
DEBORAH A. O'CONNOR
SENIOR VICE PRESIDENT AND CONTROLLER

By:_____________________________________________________
ERIC R. ZARNIKOW
SENIOR VICE PRESIDENT AND TREASURER











Date:    June 22, 2000

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

Financial Statements and Schedules
As of December 31, 1999 and 1998
Together With Auditors' Report











Employer Identification Number 36-3858106
Plan Number 001

                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN


                           DECEMBER 31, 1999 AND 1998

          (EMPLOYER IDENTIFICATION NUMBER 36-3858106, PLAN NUMBER 001)




                                TABLE OF CONTENTS



FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
    December 31, 1999 and 1998                                       Exhibit I
  Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 1999                             Exhibit II

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES:
 Schedule of Assets Held for Investment Purposes as of
   December 31, 1999                                                 Schedule I

 Schedule of Reportable Transactions for the Year Ended
   December 31, 1999                                                 Schedule II

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
ServiceMaster Profit Sharing and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the ServiceMaster Profit Sharing and Retirement Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ServiceMaster Profit Sharing and Retirement Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's Administrative Committee. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
June 22, 2000

                                                                      EXHIBIT I


                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998

          (EMPLOYER IDENTIFICATION NUMBER 36-3858106, PLAN NUMBER 001)




                                                      1999              1998
ASSETS:                                           ------------      ------------

    Investments (Note 3) ...................      $341,971,365      $274,998,811
    Non-interest bearing cash ..............            32,675              --
    Receivables-
         Employer contribution .............        10,689,819         2,870,786
         Participant contributions .........           568,587           872,966
       Other ...............................              --             926,898
                                                   -----------       -----------
            Total receivables ..............        11,258,406         4,670,650
                                                   -----------       -----------
     Total Assets ..........................       353,262,446       279,669,461

LIABILITIES:

     Accounts Payable ......................              --             384,206
                                                   -----------      ------------
NET ASSETS AVAILABLE FOR BENEFITS ..........      $353,262,446      $279,285,255
                                                  ============      ============





          The accompanying Notes to Financial Statements and Schedules are an integral part of these statements.

                                                                      EXHIBIT II

                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

          (EMPLOYER IDENTIFICATION NUMBER 36-3858106, PLAN NUMBER 001)

ADDITIONS:
Additions to net assets attributed to-
   Investment income-
       Net depreciation in fair value of investments               $(80,388,386)
       Interest                                                      10,036,394
       Dividends                                                      2,691,002
                                                                      ---------
                 Total investment income                            (67,660,990)
                                                                    -----------


   Contributions-
       Participant                                                   19,207,212
       Employer                                                      10,689,819
                                                                     ----------
                 Total contributions                                 29,897,031
                                                                     ----------
                 Total net additions (reductions)                   (37,763,959)
                                                                    -----------

DEDUCTIONS:

Deductions from net assets attributed to-
   Benefits paid to participants                                      39,354,083
                                                                      ----------

TRANSFERS TO THE PLAN (NOTE 1)                                       151,095,233
                                                                     -----------

                 Net increase                                         73,977,191

NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of year                                                  279,285,255
                                                                     -----------
  End of year                                                       $353,262,446
                                                                    ============



  The accompanying Notes to Financial Statements and Schedules are an integral part of this statement.

                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1999 AND 1998

1. DESCRIPTION OF PLAN

   The ServiceMaster Profit Sharing and Retirement Plan (the "Plan") is a defined contribution plan established by ServiceMaster Company (the "Company") and its affiliates and subsidiaries to whom the Plan has been extended to provide eligible employees with a program to save for retirement. The Plan was amended and restated effective as of July 1, 1999. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   1999 PLAN CHANGES

   During 1999, the Plan transitioned from the direction of the investment of assets in the Plan by ServiceMaster to a "Participant-Directed" plan where the participants direct the investment of assets in their accounts, except that one-half of Company contributions to the Plan is invested in the ServiceMaster common stock fund (See Note 4). Putnam Fiduciary Trust Company ("Trustee") has been appointed to hold, invest, and administer the assets of the Plan in accordance with the service agreement and trust agreement. Additionally, in connection with the Plan change, the service partner plans No. 002, No. 003, No. 004, No. 005, No. 006, No. 007, and No. 008 were merged into the Plan effective July 1, 1999. The Consumer Services Profit Sharing Plan was also merged into the Plan effective July 1, 1999. The balances transferred from the aforementioned plans to the Plan were as follows:

    o    Service Partners Education Company Profit
         Sharing, Savings and Retirement Plan - Plan No. 002         $ 1,593,007
    o    Service Partners Aviation Company Profit
         Sharing, Savings and Retirement Plan - Plan No. 003              36,392
    o    Service Partners Health Care Company Profit
         Sharing, Savings and Retirement Plan - Plan No. 004           1,047,962
    o    Service Partners Long Term Care Company Profit
         Sharing, Savings and Retirement Plan - Plan No. 005             449,796
    o    Service Partners Food Service Company Profit
         Sharing, Savings and Retirement Plan - Plan No. 006             596,714
    o    Service Partners ICMS Company Profit
         Sharing, Savings and Retirement Plan - Plan No. 007             284,036
    o    Service Partners Diversified Health Services Company
         Profit Sharing, Savings and Retirement Plan - Plan No. 008      522,434
    o    Consumer Services Profit Sharing Plan                       146,564,892
                                                                     -----------
             Total transfers to the Plan                           $ 151,095,233
                                                                   =============

ELIGIBILITY

Full and part-time employees who have completed one year of service and are at least 18 years of age are eligible to participate in the Plan. Leased employees and employees who are or who become covered by a collective bargaining agreement, which does not allow for Plan participation, are not eligible to participate in the Plan.

PARTICIPANT CONTRIBUTIONS

Participants may elect to contribute a minimum of 1% up to a maximum of 15% of pretax annual compensation, as defined in the Plan, subject to certain limitations. The first 4% of pretax compensation (base contribution) contributed to the Plan is eligible for an employer matching contribution. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan, which currently consist of a ServiceMaster Company stock fund, six mutual funds and three common/collective trust funds.

EMPLOYER CONTRIBUTIONS

The Company's contribution is discretionary and the amount of contribution from Company profits is determined each year by the Board of Directors after a review of the overall financial performance of ServiceMaster and the key business units. The matching contribution may differ for different employee groups. One-half of the Company matching contribution is invested directly in the ServiceMaster Company common stock fund and the other one-half is invested per the participants' direction.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings (c) and forfeitures. The participant's accounts are charged with administrative fees, where applicable. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are vested immediately in their contributions plus actual earnings thereon. Participants become immediately vested upon permanent disability or death. Vesting in the Company's contribution is based on the following schedule:

                        COMPLETED YEARS                     PERCENT
                          OF SERVICE                        VESTED

          Less than 2 years of service                           0%
          2 years of service but less than 3                    25
          3 years of service but less than 4                    50
          4 years of service but less than 5                    75
          5 years of service or more                           100
                                                              =====

      FORFEITURES

      Forfeitures  are  used  first  to  reinstate  all  rehired   participants'
      forfeitures and then are allocated to eligible participants in the same manner as employer profit sharing contributions.

      PARTICIPANT LOANS

      Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000 or 50 percent of their account balance (excluding employer matching contributions), whichever is less, minus your highest outstanding loan balance in the previous 12 months. The loan is secured by the balance in the participant's account and bear interest at the prime interest rate as listed in The Wall Street Journal on the first business day of the month in which the loan is issued, plus 1%.

      BENEFIT PAYMENTS

      A participant may elect to have the value of their vested account (minus any outstanding loan balance) distributed to them upon permanent disability, upon reaching normal retirement age (65), or upon termination of employment. A participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in their account, or monthly, quarterly, or annual installments for a specified number of years not to exceed the participant's life expectancy and that of their beneficiary. At the time of distribution, shares of ServiceMaster stock in the participant's account can be taken in kind or in cash.

      TERMINATION OF THE PLAN

      The Company currently intends to continue the Plan indefinitely. However, the Company has the right under the Plan to discontinue contributions and terminate the Plan at any time, subject to the provisions of ERISA. If the Plan is terminated, Plan participants will be fully vested in their participant account balances.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


      BASIS OF ACCOUNTING

      The financial statements of the Plan are prepared under the accrual method of accounting.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates could differ from actual results.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      The Plan's investments are stated at fair value based on quoted market prices or estimated fair value as reported by the Plan's Trustee. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

      Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      PAYMENT OF BENEFITS

      Benefit payments are recorded when paid.

      RECLASSIFICATION

      Certain amounts in the 1998 statement of net assets have been reclassified to conform to the 1999 presentation.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998. As discussed in Note 1, during 1999 the Company transitioned from a plan in which the Company directed the investment of the Plan's assets to a participant-directed plan. With this change, the Plan's net assets were transferred from a Master Trust to individual investment funds administered by Putnam Fiduciary Trust Company.


                                                                       1999                 1998
                                                                 ---------------     -----------------
Putnam Bond Index Fund, 7,089,941 shares                         $ 69,906,821         $        -
Putnam Investors Fund, 1,078,134 shares                            20,754,072                  -
The George Putnam Fund of Boston CL Y, 1,865,626 shares                                        -

                                                                   30,428,353

The Putnam Fund for Growth & Income CL Y, 1,106,475 shares                                     -
                                                                   20,768,541

Putnam S&P 500 Index Fund, 543,528 shares                          18,990,873                  -
Putnam Stable Value Fund, 53,092,315                               53,092,315                  -
ServiceMaster Company Common Stock, 9,090,898 shares                                           -
                                                                  111,931,680*

Plan interest in ServiceMaster Master Trust                           -                   274, 998, 811**
                                                                ===============       ====================


 *Includes both participant and nonparticipant-directed amounts.
**Nonparticipant-directed.

   During  1999,  the  Plan's   investments   (including  gains  and  losses  on
   investments bought and sold, as well as held during the year) depreciated in value by $(80,388,386) as follows:

             Mutual funds                                 $    (4,660,898)
             Common collective trust funds                       1,734,730
             Common stock                                     (76,303,915)
             Government/corporate bond                         (1,158,303)
                                                               ----------
                                                          $   (80,388,386)
                                                          ===============

      Included in other receivables as of December 31, 1998 was accrued interest and dividend income. The accounts payable amount at December 31, 1998 relates to management and trust fees owed by the plan. In 1999, there are no comparable balances because the Plan values its investments on a daily basis with all investment income and expenses included in the investment balance.


4.    NONPARTICIPANT-DIRECTED INVESTMENT

      Prior to July 1, 1999, the Company directed the Plan's investments. Effective July 1, 1999, the Plan transitioned to a participant-directed Plan, except that one-half of the Company's matching contribution is invested directly in ServiceMaster Company common stock. Participants, at their discretion, may also direct their investment to ServiceMaster Company common stock. Information about the net assets as of December 31, 1999 and 1998, and the significant components of the changes in the net assets for the year ended December 31, 1999, of the ServiceMaster Company common stock fund, which is the only fund that includes nonparticipant-directed investment, is as follows:

                                                      1999             1998
                                                 -------------     ------------
        NET ASSETS:

            ServiceMaster Company Common Stock   $ 111,931,680    $ 150,509,704

CHANGES IN NET ASSETS:
Additions:

     Contributions                                         $     506,461
     Dividends                                                 2,691,002
     Net transfer from participant-directed                   13,036,622
         investments

     Transfers to the Plan (see Note 1)                       29,346,671
Deductions:
     Benefits paid to participants                             7,854,865
     Net depreciation                                         76,303,915
                                                           --------------
         Net Change in net assets                          $ (38,578,024)
                                                           ==============

5.    TAX STATUS OF THE PLAN

      The Plan received a favorable determination letter from the Internal Revenue Service dated February 26, 1996. The Plan was amended and restated effective July 1, 1999. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 1999 and 1998:

                                                     1999               1998
                                                ------------        ------------
   Net assets available for benefits per the
       financial statements                      $353,262,446      $279,285,255
   Amounts allocated to withdrawing
       participants                                    -             (5,960,804)
                                                 -------------     -------------
   Net assets available for benefits per the
       Form 5500                                 $353,262,446      $273,324,451


      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1999:

         Benefits paid to participants per the financial
            statements                                        $ 39,354,083
         Add: Amounts allocated to withdrawing participants
            as of December 31, 1999                                 -
         Less: Amounts allocated to withdrawing
            participants as of December 31, 1998                (5,960,804)
         Benefits paid to participants per the
            Form 5500                                         $ 33,393,279
                                                              =============


      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                                      SCHEDULE I




                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1999

          (EMPLOYER IDENTIFICATION NUMBER 36-3858106, PLAN NUMBER 001)


                                                                    CURRENT
IDENTITY OF ISSUE/ DESCRIPTION OF INVESTMENT    COST                 VALUE
--------------------------------------------   -------           ------------
MUTUAL FUNDS:
     *Putnam Investors Fund                      N/A            $ 20,754,072
     *The George Putnam Fund of Boston CL Y      N/A              30,428,353
     *The Putnam Fund for Growth & Income CL Y   N/A              20,768,541
     Vanguard Income Fund                        N/A                 708,948
     Vanguard Conservative Fund                  N/A               2,060,967
     Vanguard Growth Fund                        N/A               5,267,037
COMMON COLLECTIVE TRUST FUNDS:
     *Putnam Bond Index Fund                     N/A              69,906,821
     *Putnam S&P 500 Index Fund                  N/A              18,990,873
     *Putnam Stable Value Fund                   N/A              53,092,315
COMMON STOCK:
     *ServiceMaster Company Common Stock    $ 99,264,368         111,931,680
*PARTICIPANT LOANS                               N/A               8,061,758
                                            =============       -------------
                                                                $341,971,365
                                                                ============


                        *Represents a party-in-interest.



  The accompanying Notes to Financial Statements and Schedules are an integral part of this schedule.



                                                                                                                        SCHEDULE II





                                     SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

                                           SCHEDULE OF REPORTABLE TRANSACTIONS (A)
                                            FOR THE YEAR ENDED DECEMBER 31, 1999

                              (EMPLOYER IDENTIFICATION NUMBER 36-3858106, PLAN NUMBER 001)


                                                                                            CURRENT VALUE
                                                                                             OF ASSET ON       REALIZED
                                        NUMBER OF      PURCHASE      SELLING      COST OF    TRANSACTION         GAIN
     IDENTITY OF PARTY INVOLVED        TRANSACTIONS     PRICE         PRICE        ASSET        DATE            (LOSS)
----------------------------------    -------------    ---------    ----------   --------   -------------      ---------






                     (a)   Represents   transactions   or  a  series  of   transactions   related  to
                           nonparticipant-directed  investments  in excess of 5% of the fair value of
                           Plan assets at the beginning of the year. There were no transactions  that qualified for this schedule.

               The accompanying Notes to Financial  Statements and Schedules are an integralpart of this schedule.



   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

   As independent public accountants, we hereby consent to the incorporation of our report, dated June 22, 2000, included in this Form 11-K, into the ServiceMaster Profit Sharing and Retirement Plan's previously filed Registration Statement File No. 333-89037.

   Arthur Andersen LLP

   Chicago, Illinois
   June 22, 2000